Exhibit 1

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Fourth Quarter 2011

LAKE FOREST, IL March 26, 2012 – UCI Holdings Limited, the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the fourth quarter ended December 31, 2011. Net sales of $237.3 million were essentially even to the fourth quarter of 2010. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the retail and OEM (original equipment manufacturer) channels, with a decline in the traditional channel, OES (new car dealer service) and heavy duty channels.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $37.8 million for the fourth quarter, compared with $39.8 million for the year-ago quarter. The reconciliation of net income to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net loss attributable to UCI for the quarter was $6.3 million, including $11.4 million, net of tax, in special items, consisting primarily of class action litigation costs, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group, costs of obtaining new business, costs related to the UCI acquisition, restructuring and severance costs, a trademark impairment loss and adjustment of an environmental accrual. Excluding these items, adjusted net income attributable to UCI (a non-GAAP measure) would have been $5.1 million for the quarter. Adjusted net income attributable to UCI for the fourth quarter of 2010 was $9.3 million, excluding $6.2 million, net of tax, in special items, consisting primarily of patent and class action litigation costs and holding company non-operating costs.

For the year ended December 31, 2011, including the Predecessor period January 1, 2011 through January 25, 2011, net sales were $989.0 million, compared to $945.0 million in 2010. Adjusted EBITDA for Combined Successor and Predecessor 2011 was $157.1 million, compared to $168.7 million reported for 2010.

“While adjusted EBITDA was down from a very strong quarter a year ago, we’re pleased with our performance for the fourth quarter of 2011,” said Bruce Zorich, Chief Executive Officer of UCI. “With high gas prices and declining miles driven impacting the sale of replacement parts, we are pleased that our year-over-year revenue held up well. We continued to see lower margins on our increasing sales of parts for newer model cars, but we are making progress on our ‘make vs. buy’ initiatives in this area, and we should see significant benefits in the coming quarters.”

As of December 31, 2011, the company’s cash on hand was $67.7 million, and total debt was $700.0 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Tuesday, March 27, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from March 28 for a 14 day period, at www.uciholdings.com. Click on the UCI 2011 4th Quarter Results button.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

George DiRado, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Consolidated Income Statements

(in thousands)

	Successor	Predecessor	Combined	Successor	Predecessor
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2011	January 1, 2011 Through January 25, 2011	Twelve Months Ended December 31, 2010
Net sales	$237,283	$236,987	$989,021	$910,179	$78,842	$944,983
Cost of sales	183,884	179,769	770,656	710,360	60,296	708,581

Gross profit	53,399	57,218	218,365	199,819	18,546	236,402
Operating expenses
Selling and warehousing	(17,709)	(15,922)	(71,379)	(66,212)	(5,167)	(60,550)
General and administrative	(12,266)	(12,129)	(45,189)	(41,612)	(3,577)	(43,005)
Amortization of acquired intangible assets	(5,547)	(1,273)	(20,783)	(20,378)	(405)	(5,219)
Merger and acquisition costs	(66)	—	(16,501)	(11,331)	(5,170)	—
Restructuring costs, net	(256)	446	(1,275)	(1,275)	—	(1,655)
Stock-based compensation expense	—	(103)	(15,082)	—	(15,082)	(443)
Trademark impariment loss	(3,800)	—	(3,800)	(3,800)	—	—
Patent litigation costs	(22)	(4,827)	(887)	(387)	(500)	(5,869)
Antitrust litigation costs	(8,065)	(1,758)	(12,544)	(11,731)	(813)	(7,195)

Operating income (loss)	5,668	21,652	30,925	43,093	(12,168)	112,466
Other expense
Interest expense, net	(13,911)	(16,001)	(56,354)	(51,691)	(4,663)	(60,829)
Management fee expense	—	(500)	(139)	—	(139)	(2,000)
Loss on early extinguishment of debt	—	(25)	(24,153)	—	(24,153)	(8,687)
Debt commitment fees	—	—	(5,945)	(5,945)	—	—
Miscellaneous, net	(904)	(397)	(5,701)	(4,974)	(727)	(3,433)

Income (loss) before income taxes	(9,147)	4,729	(61,367)	(19,517)	(41,850)	37,517
Income tax (expense) benefit	2,825	(1,629)	14,858	906	13,952	(14,552)

Net income (loss)	(6,322)	3,100	(46,509)	(18,611)	(27,898)	22,965
Less: loss attributable to noncontrolling interest	—	—	—	—	—	(37)

Net income (loss) attributable to UCI Holdings Limited	$(6,322)	$3,100	$(46,509)	$(18,611)	$(27,898)	$23,002

The consolidated financial statements as of December 31, 2011 and for the twelve month ended December 31, 2011 of UCI Holdings Limited represent those of the Successor company. Because UCI Holdings Limited was formed on November 26, 2010, it has no financial statements as of or for periods ended prior to that date. Prior to acquiring UCI International, UCI Holdings generated no net sales, had no operations and only incurred merger and acquisition costs and debt issuance costs in anticipation of acquiring UCI International. As such, UCI Holdings Limited’s income statement only includes UCI International’s activity since the date of the acquisition.

The consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and for the twelve months ended December 31, 2010 represent those of the Predecessor.

The column titled “Combined” in the tables represent the combination of Successor twelve months ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined twelve months ended December 31, 2011. The “Combined” column does not purport to be on a pro forma basis and has been included for the purpose of additional information.

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	Successor	Predecessor
	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$67,697	$200,330
Accounts receivable, net	256,679	271,832
Related party receivable	10,760	—
Inventories, net	152,818	144,156
Deferred tax assets	37,894	38,377
Restricted cash	—	16,290
Other current assets	15,375	17,663

Total current assets	541,223	688,648
Property, plant and equipment, net	153,044	135,060
Goodwill	308,821	241,461
Other intangible assets, net	423,687	63,048
Deferred financing costs, net	20,176	9,937
Other long-term assets	1,822	7,103

Total assets	$1,448,773	$1,145,257

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$117,687	$115,159
Short-term borrowings	3,169	3,271
Current maturities of long-term debt	3,373	4,473
Related party payable	1,249	—
Accrued expenses and other current liabilities	130,980	131,331

Total current liabilities	256,458	254,234
Long-term debt, less current maturities	693,485	766,735
Pension and other post retirement liabilities	118,040	87,040
Deferred tax liabilities	112,714	8,975
Other long-term liabilities	2,425	4,636

Total liabilities	1,183,122	1,121,620
Contingencies
Shareholder’s equity
Common stock	320,000	29
Additional paid in capital	—	279,939
Accumulated deficit	(19,870)	(214,856)
Accumulated other comprehensive loss	(34,479)	(41,475)

Total shareholder’s equity	265,651	23,637

Total liabilities and shareholder’s equity	$1,448,773	$1,145,257

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Combined	Successor	Predecessor
	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2011	January 1, 2011 through January 25, 2011	Twelve Months Ended December 31, 2010
Net cash provided by (used in) operating activities	$46,321	$55,662	$(9,341)	$113,340

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,268)	(185,268)	—	—
Acquisition of assets of Honeywell Automotive Parts Services (Shanghai) Co., Ltd.	(1,500)	(1,500)	—	—
Capital expenditures	(26,246)	(24,675)	(1,571)	(21,298)
Proceeds from sale of property, plant and equipment	176	176	—	437
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	—	—	—	272
Decrease (increase) in restricted cash	16,290	16,290	—	(6,890)

Net cash used in investing activities	(196,548)	(194,977)	(1,571)	(27,479)

Cash flows from financing actvities:
Issuances of short-term borrowings	3,147	3,147	—	11,917
Debt repayments	(6,589)	(3,956)	(2,633)	(13,439)
Payment of deferred financing costs	(21,179)	(20,259)	(920)	(9,893)
Payment of debt commitment fees	(5,945)	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	298,500	—	—
Issuance of Senior Notes	400,000	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	(423,938)	—	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	(360,115)	—	—
Proceeds of 2010 Credit Facility (net of original issue discount of $5,375)	—	—	—	419,625
Repayment of 2006 Credit facility	—	—	—	(190,000)
Redemption of Previously Outstanding Subordinated Notes, including call premium and redemption period interest	—	—	—	(235,512)
Equity contribution	320,000	320,000	—	—
Proceeds from exercise of stock options	1,077	—	1,077	2
Excess tax benefits from share-based payments	2,661	—	2,661	—

Net cash provided by (used in) financing activities	207,619	207,434	185	(17,300)
Effect of exchange rate changes on cash	(422)	(422)	127	(173)

Net increase (decrease) in cash and cash equivalents	$56,970	67,697	(10,600)	68,388

Cash and cash equivalents at beginning of period		—	200,330	131,942

Cash and cash equivalents at end of period		$67,697	$189,730	$200,330

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA as presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The UCI acquisition occurred on January 26, 2011. As such, our results of operations for the twelve months ended December 31, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the twelve months ended December 31, 2011 as if the UCI Acquisition had occurred on January 1, 2011. The column titled “Combined” on the following table represents the combination of Successor twelve months ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined twelve months ended December 31, 2011. The combined Adjusted EBITDA of $157.1 million for the twelve months ended December 31, 2011 represents our Adjusted EBITDA had the UCI acquisition occurred on January 1, 2011.

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Predecessor
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010
Net income (loss)	$(6.3)	$3.1
Income tax expense	(2.9)	1.6
Net interest expense	14.0	16.0
Depreciation and amortization expense	15.3	8.9

EBITDA	20.1	29.6
Restructuring costs and severance	0.3	(0.4)
Patent litigation costs	—	4.9
Trademark impairment loss	3.8	—
Costs of defending class action litigation	8.0	1.8
New business changeover and sales commitment costs	1.8	0.3
UCI International, Inc. non-operating expenses	—	3.6
Merger and acquisition costs	0.1	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	3.4	—
Non-cash stock compensation expense	—	0.1
Swaption mark to market	—	(0.6)
Environmental accrual adjustment	0.3	—
Management fee	—	0.5

Adjusted EBITDA	$37.8	$39.8

Net sales	$237.3	$237.0
Adjusted EBITDA margin	15.9%	16.8%

Schedule A (continued)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Combined	Successor	Predecessor	Predecessor
	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2011	January 1, 2011 through January 25, 2011	Twelve Months Ended December 31, 2010
Net income (loss)	$(46.5)	$(18.6)	$(27.9)	$23.0
Income tax expense (benefit)	(14.9)	(0.9)	(14.0)	14.5
Net interest expense	56.4	51.7	4.7	60.8
Depreciation and amortization expense	53.8	50.9	2.9	35.4

EBITDA	48.8	83.1	(34.3)	133.7
Restructuring costs, net	1.3	1.3	—	1.7
Patent litigation costs	0.9	0.4	0.5	5.9
Trademark impairment loss	3.8	3.8	—	—
Costs of defending class action litigation	12.5	11.7	0.8	7.2
New business changeover and sales commitment costs	2.4	2.4	—	1.7
UCI International, Inc. non-operating expenses	—	—	—	6.5
Loss on early extinguishment of debt	24.2	—	24.2	8.7
Merger and acquisition costs	16.5	11.3	5.2	—
Inventory step up	16.4	16.4	—	—
Debt commitment fees	5.9	5.9	—	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	7.3	7.3	—	—
Non-cash stock-based compensation expense	15.1	—	15.1	0.4
Swaption mark-to-market	1.0	0.8	0.2	(0.5)
Valuation allowance for non-trade receivables	0.4	0.4	—	1.4
Environmental accrual adjustment	0.3	0.3	—	—
Resolution of pre-acquisition matter	0.2	0.2	—	—
Management fee	0.1	—	0.1	2.0

Adjusted EBITDA	$157.1	$145.3	$11.8	$168.7

Net sales	$989.0	$910.2	$78.8	$945.0
Adjusted EBITDA margin	15.9%	16.0%	15.0%	17.9%

Full period estimated effect of UCI’s cost savings and synergies (a)	13.1

Covenant Adjusted EBITDA (b)	$170.2

Net sales	$989.0
Covenant Adjusted EBITDA margin	17.2%

(a)	Reflects the full period estimated effect of UCI’s implemented but, as yet, unrealized cost savings initiatives and synergies, primarily associated with Rank’s acquisition of FRAM Group. As of December 31, 2011, UCI had implemented $21.7 million of annualized cost savings and synergies, of which $8.6 million had been realized. For the twelve months ended December 31, 2011, UCI incurred $5.4 million and $11.9 million in operating expenses and capital expenditures, respectively, associated with these cost savings and synergies.

(In $ millions)	Implemented Cost Savings	Cost Savings Achieved	Implemented Cost Savings to be Achieved
Integration benefits (i)	$4.7	$1.4	$3.3
Procurement savings (ii)	11.8	3.2	8.6
In-sourcing (iii)	4.8	3.9	0.9
Other (iv)	0.4	0.1	0.3

	$21.7	$8.6	$13.1

i.	Represents our estimated corporate cost savings from cost sharing arrangements with FRAM Group related to overhead reductions, cost savings from synergies and reduced information technology costs.
ii.	Represents our estimated reductions in procurement costs resulting from benchmarking procurement costs and benefits of scale with FRAM Group.
iii.	Represents our estimated cost savings from in-sourcing the manufacturing of high volume parts.
iv.	Represents estimated cost savings from expenditure controls.

UCI expects to ultimately realize approximately $40 million of cost savings and synergies. UCI expects to incur an additional approximate $3.2 million in operating expenses and $18.2 million in capital expenditures associated with these cost savings and synergies in 2012.

(b)	Reflects Adjusted EBITDA as defined in calculating covenant compliance and other ratios under UCI’s Senior Secured Credit Facility and the Indenture governing UCI’s 8.625% senior notes.